SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

River Valley Bancorp

(Name of Issuer)

common stock, without par value

(Title of Class of Securities)

768475105

(CUSIP Number)

Thomas M. Davee

430 Fairmount Drive

Madison, Indiana 47250

(812) 701-3328

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 768475105	Page 2 of 5

1)	Name of reporting persons Thomas M. Davee
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions) personal funds
5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ not applicable
6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 128,203
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 128,203
11)	Aggregate amount beneficially owned by each reporting person 128,203 shares
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 5.1%
14)	Type of reporting person (see instructions) IN

CUSIP No. 768475105	Page 3 of 5

1)	Name of reporting persons Mary E. Davee
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3)	SEC use only
4)	Source of funds (see instructions) personal funds
5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ not applicable
6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 128,203
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 128,203
11)	Aggregate amount beneficially owned by each reporting person 128,203 shares
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13)	Percent of class represented by amount in Row (11) 5.1%
14)	Type of reporting person (see instructions) IN

CUSIP No. 768475105	Page 4 of 5

This Amendment No. 2 amends the Schedule 13D filed with the SEC on April 14, 2008 and amended by Amendment No. 1 filed December 1, 2008.

Item 1.	Security and Issuer

Not amended

Item 2.	Identity and Background

Not amended

Item 3.	Source and Amount of Funds or Other Consideration

Not amended

Item 4.	Purpose of Transaction

The reporting persons reserve the right to take any of the actions outlined in Item 4 of Schedule 13D, paragraphs (a) through (j). On or about March 31, 2015 Mr. Thomas M. Davee, one of the reporting persons, sent to the Chairman of River Valley Bancorp a letter concerning compensation paid by River Valley Bancorp and concerning dilution resulting from the 2014 stock issuance. Mr. Davee stated in that letter that he intends to vote against the proposal to approve on an advisory basis executive compensation, which proposal is outlined in River Valley Bancorp’s proxy statement for the April 15, 2015 annual meeting. Mr. Davee issued a press release on April 6, 2015 which repeated the substance of Mr. Davee’s letter to the Chairman of River Valley Bancorp.

Item 5.	Interest in Securities of the Issuer

(a) Number and percentage of shares held. The reporting persons hold 128,203 shares of River Valley Bancorp common stock. According to River Valley Bancorp’s March 18, 2015 proxy statement for the April 15, 2015 annual meeting, on the February 20, 2015 record date for the annual meeting there were 2,513,696 shares of River Valley Bancorp common stock outstanding. The 128,203 shares held by the reporting persons constitute 5.1% of those shares.

(b) Voting power and power to dispose. Not amended

(c) Transactions in the past 60 Days. The reporting persons’ transactions in River Valley Bancorp common stock in the past 60 days consist of the following purchases:

date of purchase	number of shares purchased	purchase price per share
April 1, 2015	10,100	$21.73
March 20, 2015	240	$21.60
March 19, 2015	100	$21.50
March 2, 2015	746	$21.39

(d) Dividends and Proceeds of Sale. Not amended

(e) Date on Which the Reporting Persons Ceased to Be Beneficial Owners of More than 5%. Not amended

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not amended

Item 7.	Material to be Filed as Exhibits

press release issued by Thomas M. Davee

CUSIP No. 768475105	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 14, 2015	By:	/s/ Thomas M. Davee
Thomas M. Davee

Date: April 14, 2015	By:	/s/ Mary E. Davee
Mary E. Davee

Shareholder Challenges Excessive Director Compensation at River Valley Bancorp

Shareholder Release — 4/6/2015 9:58 am ET

MADISON, Ind. — (GLOBE NEWSWIRE) Shareholder Tom Davee, the largest retail investor in River Valley Bancorp, sent a letter on March 30, 2015 to Chairman Fred W. Koehler reporting that annual director compensation for River Valley Financial Bank exceeding $100,000 per director is excessive and destructive of shareholder value. The letter that Tom Davee sent Chairman Koehler follows.

“River Valley Bancorp recently sent out proxy statements to each shareholder. Contained in this material, which most people do not read, was the compensation of directors for River Valley Bancorp. Each director received direct compensation in 2014 ranging between $138,525 and $191,229. I believe these payments to be excessive and not in the best interest of shareholders. By comparison, Old National Bancorp, which is the largest bank holding company in the state with a market capitalization approximately 35 times that of River Valley Bancorp, paid its directors an average of $84,000 in 2014 according to Old National Bancorp’s 2015 proxy statement. The details of River Valley Bancorp’s director compensation disclosed in the 2015 proxy statement are even more shocking than the dollar amounts.

In what is the longest period of low interest rates experienced in the last 50 years, directors have designed a windfall stealth retirement benefit for themselves. Interest accrues on the director compensation that directors choose to defer at the lower of 10% annually or the 8.11% five-year average of River Valley Bancorp’s return on equity. This sweet heart deal resulted in nonqualified deferred compensation expense of $85,000 reported in Note 17 of the 2014 audited financial statements that is not disclosed in the 2015 proxy statement. The proxy statement proudly claims that River Valley Financial Bank has invested $12.5 million in BOLI (bank owned life insurance) to finance the expense associated with the director deferred compensation agreements with no expense for the $12.5 million BOLI investment. What the annual report to shareholders and the proxy statement do not disclose is why River Valley Financial Bank would choose to invest so much in life insurance instead of growing the bank’s loan book with safe and sound loans yielding higher rates and greater profitability. Diversion of a portion of the bank’s investment portfolio to BOLI investment to provide way-above-peer director compensation rather than maximize shareholder value through prudent organic loan growth is emblematic of the board’s incorrect focus on directors’ fiduciary duties.

When River Valley Bancorp issued additional stock in 2014, the board diluted existing shareholders’ interest in the company by about 60%. River Valley Bancorp’s additional equity issuance in 2014 had a negative impact on the company’s earnings per share and book value. Although all banks must be mindful of capital levels, current River Valley Bancorp stockholders did not vote on 2014’s significant dilution of shareholders’ interests that left shareholders with a 25% reduction in the value of their shares measured from when the dilutive equity issuance occurred through December 31, 2014.

For these reasons, I intend to vote against Item #3 on the Proxy Statement which gives advisory approval on executive compensation of the named executive officers included in the proxy statement. If sufficient numbers of shareholders vote against Item #3, it will force the board to seek shareholder approval before future actions destructive of shareholder value occur again.”

Thomas M. Davee — Shareholder of River Valley Bancorp (812) 701-3328

Source: Thomas M. Davee